UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 December 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT website ranks best in Europe, 14 December 2005

TNT N.V. - Buyback of ordinary shares, 14 December 2005

14 December 2005

TNT website ranks best in Europe

According to Webranking™ 2005, published by the Financial Times, the TNT website (http://group.tnt.com) ranks as best corporate website of Europe. In 2004 TNT was ranked number three. A total of approximately 500 companies were reviewed according to 131 criteria based on the results of a questionnaire amongst more than 400 financial analysts, investors and business journalists. The 2005 criteria put more emphasis on technique, navigation and general corporate information.

Peter Bakker CEO of TNT: "We are very proud that TNT won this prize. We see it as a big compliment that our work has been awarded. Our vision for the corporate website was driven by the need for transparency following the core values of our company. We strive to improve our practices continuously."

The annual evaluation - conducted by Swedish investor relations consultancy Hallvarsson & Halvarsson in cooperation with the Financial Times - rates the quality of the websites of Europe's 150 largest companies. This year TNT ranked for the second year running as the best Dutch company and first amongst its peers.

Spanish oil and energy company Repsol YPF ranked second. Finnish utility company Fortum took the third place. For further information on the rankings, please visit: www.webranking.nu.

14 December 2005

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 13, 2005, it purchased 677,000 TNT N.V. ordinary shares at an average price of Euro 25.7696 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 14 December 2005